SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Management Report Braskem 2022

Braskem's basic petrochemicals unit Duque de Caxias – RJ

Braskem

MANAGEMENT REPORT 2022

Contents
1. MESSAGE FROM MANAGEMENT	4
2. OUTLOOK	5
3. OPERATIONAL PERFORMANCE 2022	8
3.1 GLOBAL PETROCHEMICAL INDUSTRY	8
3.2 PERFORMANCE BY SEGMENT	10
3.3 CONSOLIDATED RESULT 2022	28
4. VALUE CREATION STRATEGY	40
5. ESG	45
5.1 ENVIRONMENTAL	45
5.2 SAFETY AND SOCIAL RESPONSIBILITY	46
5.3 GOVERNANCE	49
6. SUSTAINABLE INNOVATION	51
7. CAPITAL MARKETS & INVESTOR RELATIONS	52

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MANAGEMENT REPORT 2022

FORWARD-LOOKING STATEMENTS

This Management Report may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Management Report is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

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MANAGEMENT REPORT 2022

MANAGEMENT REPORT

BRASKEM 2022

The Management of Braskem S.A. (“Braskem”) submits for your consideration this Management Report and corresponding Financial Statements, accompanied by the opinions of the Independent Auditors and the Audit Board, for the fiscal year ended December 31, 2022.

1.	MESSAGE FROM MANAGEMENT

In 2022, the growth of the global economy was mainly impacted by three main factors: (i) the geopolitical conflicts between Russia and Ukraine; (ii) the restrictive policies and lockdowns in China due to COVID pandemic; and (iii) the increase in global interest rates due to rising inflation. Therefore, according to the International Monetary Fund (IMF), the global economy should present an economic growth of 3.4% in 2022, 1 p.p. lower than the IMF projection of 4.4% in early 2022.

Regarding the petrochemical scenario, the combination of lower global demand due to the macroeconomic scenario, and the increase in product supply, with new capacities of PE and PP coming online in the United States and China, contributed to the decline in the Company's petrochemical spreads in the international market throughout 2022, mainly in the second half of the year.

In this scenario, throughout the year the Company adapted the utilization rates of petrochemical plants in all regions to adapt its production levels to the scenario of low international spreads. In Brazil, the utilization rate of petrochemical plants in 2022 was of 78%, in the United States and Europe, the average utilization rate of the two regions was of 80%. On the other hand, in Mexico, the utilization rate increased by 7 p.p. to 73%, explained by the increase in ethane supply through the Fast Track solution, which reached an average of 18.5 thousand barrels per day in the year, representing an increase of 20% compared to 2021.

Additionally, it is worth highlighting the continued resilient demand for Green PE which, even in a scenario of lower demand for resins globally, remained at healthy levels and, in 2022, registered an annual sales record. To meet this demand, the utilization rate of green ethylene plant reached 95% in the year, higher than all other Company’s industrial assets.

In this context, Braskem presented Recurring EBITDA of US$2.1 billion, 64% lower than 2021, mainly due to (i) lower international spreads for PE, PP and PVC in Brazil, PP in the United States and Europe, and PE in Mexico; (ii) lower sales volume of main chemicals in the Brazil segment and of PP in the United States and Europe; and (iii) accounting effect of realization of inventories[1] in the net amount of US$84 million (R$435 million).

In relation to cash flow, the Company presented a cash generation in the amount of R$3.3 billion, reinforcing its commitment to financial health and discipline in cash alocation. This cash generation is mainly explained by (i) the good Recurring EBITDA in the period; (ii) the optimization of working capital management throughout the year; (iii) the monetization of PIS/COFINS credits in the amount of approximately R$791 million; (iv) the prioritization of high-value investments; and (v) the optimizing of IR/CSLL payments made in the year.

[1] Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

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As a result, corporate leverage, measured by the net debt/recurring EBITDA ratio in dollars, at the end of 2022, was of 2.42x. In the year, the risk rating agencies S&P Global Ratings and Fitch Ratings reaffirmed Braskem's investment grade by maintaining the rating at 'BBB-'/'brAAA', with a stable outlook.

Regarding safety, a non-negotiable value for the Company, in 2022, the global accident frequency rate with and without lost time (CAF + SAF) was of 0.85 events per million hours worked, below the industry average[2] and the best result of the Company in the last six years. Additionally, the frequency rate of Tier 1 and Tier 2 process accidents was 0.43 events per million hours worked, second to the Company's best historical performance.

In the context of the geological phenomenon in Maceió, Alagoas, Braskem continued with its commitment to guarantee the safety of people and communities in its area of operation and advanced with the Financial Compensation and Relocation Support Program. By the end of 2022, approximately 14,331 properties had already been relocated from the regions of the areas defined by the Residents' Compensation Agreement, representing approximately 98.6% of the properties. Additionally, 18,618 financial compensation proposals were submitted by the Company, with a proposal acceptance rate of 99.6%. At the end of 2022, the balance of provisions[3] related to the geological event in Alagoas was approximately R$6.6 billion.

Additionally, it is worth mentioning that the Company continues to make progress in implementing its sustainable development strategy and, at the end of 2022, 31% of its 2020-2030 commitments were achieved[4], with emphasis on the following macro-objectives (i) Eliminating plastic waste (+3.3%), mainly due to the 144% increase in sales volume of products with recycled content, resulting in 54 thousand tons sold; (ii) Combating climate change (23.6%), with an increase in the purchase of renewable energy to 82%; and (iii) Social responsibility and human rights (+35.1%), which reached the highest percentage of women in leadership in the last four years, 33%, and of black members, also at 33%.

Finally, regarding the Corporate Strategy of growth of the Company, in 2022 the Company carried out a process to review and consolidate its global strategy for 2030. In general terms, the implementation of Braskem's Corporate Strategy is anchored in its strategic pillars and foundations with focus on creating value through balanced capital allocation, prioritizing investments in its growth avenues, with the objective of returning value to all shareholders over the petrochemical cycles.

Acknowledgements:

The Management once again takes this opportunity to thank its Shareholders for the trust they place in Braskem; its Clients, who are fundamental partners in our aspiration to continue developing solutions in chemistry and plastics that improve people lives, and its Team Members, Partners and Suppliers for their dedication and competence, who are critical to ensuring our accomplishments and results as we continue to expand globally.

[2] The industry average is 3.25 per million hours worked per the American Chemistry Council. The most recent data refers to 2018.

[3] This amount refers to the implementation of actions related to the context of the geological event in Alagoas, and the Company cannot rule out future developments related to the topic or its associated expenses, and the costs to be incurred by Braskem may be different from its estimates.

[4] Disregards the Water Safety Indicator, since the base year is under evaluation, as well as the Operational Eco-efficiency commitment, since the ambitions are being defined.

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2.	OUTLOOK

In January 2023, the IMF revised its projection for world GDP growth in 2023 to 2.9%, an estimate 0.2 p.p higher than the forecast in October 2022. The increase in basic interest rates by central banks to combat inflation and the uncertainties related to the war between Russia and Ukraine continue to impact global economic activity. Additionally, the maintenance of restriction policies and lockdowns in China to contain COVID reduced the speed of world GDP growth in 2022, however the recent reopening of the Chinese economy paves the way for a faster-than-expected recovery of the global economy. In this sense, the IMF also revised its forecast for China's GDP growth in January 2023 to 5.2%, an estimate of 0.8 p.p. higher than expected in October 2022.

In this context, the IMF expects a reduction in global inflation of 8.8% in 2022 to 6.6% in 2023. With the maintenance of inflation at levels above pre-pandemic levels, the priority of the largest economies continues to be disinflation, resulting in more restrictive monetary policies, lower growth and deterioration of the fiscal scenario.

Regarding the global petrochemical scenario, the expectation of external consulting firms for 2023 is a scenario with lower petrochemical spreads in the first quarter of 2023, mainly impacted (i) by the new resins production capacities coming online globally; and (ii) by globally consumption weakened due to inflationary pressure and high interest rates. However, it is possible to observe that recent positive market movements related to the Chinese GDP growth to 2023, indicate a potential increase in the petrochemicals spreads troughout the year.

In this context, in 2023 the Company will maintain its focus on (i) initiatives to optimize and maximize the operation of its industrial assets as a way to capture commercial opportunities and synergies between its businesses; (ii) initiatives related to cost discipline through the reduction of fixed and variable costs and the implementation of the Transform for Value program; (iii) prioritizing and executing high-value investments and projects, aligned with our growth avenues in traditional businesses, renewable and recycling; and (iv) progress on the fronts related to the geological event in Alagoas, including the Financial Compensation and Relocation Support Program and the stabilization of salt wells.

Additionally, regarding the Company’s long-term strategic initiatives, Braskem will continue to implement its Corporate Strategy to 2030, which is anchored in its strategic pillars and foundations through the growth avenues defined with a focus on value creation, as detailed below:

Foundations:

▪	Safety: safe operations as a permanent and non-negotiable value
▪	People: human-centered company that promotes diversity, inclusion and human rights
▪	Governance: governance and compliance in line with best global market practices

Strategic Pillars and its ambitions:

▪	Productivity and Competitiveness: to move towards the 1st quartile of the global cash cost curve in the petrochemical industry focusing on decarbonization initiatives and high aggregated value investments
▪	Sustainability: to be a reference in the chemical and plastics sector in sustainable development globally
▪	Growth and Diversification: increase global diversification in biobased products and circular feedstock

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▪	Innovation: to deliver high value sustainable solutions through chemical and plastic innovation

Growth Avenues:

1.	Traditional Businesses: to grow current businesses through selective investments, including improvements in productivity and competitiveness, besides continuing to implement the decarbonization of our current assets, in line with the commitments of achieving carbon neutrality by 2050 and reducing scope 1 and 2 emissions by 15% by 2030. For this avenue of growth, the Company will remain focused on the following projects:
(i)	Ethane Import Terminal constructions project in Mexico: to advance in the construction of an ethane import terminal in Mexico, which will allow the diversification of the feedstock supply and operation of Braskem Idesa at full capacity
(ii)	Transform for Value Program: to advance with the global efficiency program to accelerate improvement initiatives in different areas of the Company, generating value through process optimization
(iii)	Industrial Decarbonization Program: to advance in initiatives that aims to reduce carbon emissions (scopes 1 and 2) and in line with the commitment established for 2030
2.	Bio-based: to grow in bio-based resins and chemical products, in addition to expanding the use of renewable feedstocks, in line with the objective of achieving our commitment of expanding our Green products production capacity to 1 million tons by 2030. For this avenue of growth, the Company will remain focused on the following projects:
(i)	Project to expand the current production capacity of green ethylene at the Triunfo Petrochemical Complex, in Rio Grande do Sul: to conclude the expansion of current green ethylene production capacity from 200 thousand tons per year to 260 thousand tons per year, using ethanol feedstock derived from sugarcane
(ii)	Construction project to build a new green ethylene plant in Thailand (MOU with SCG Chemicals): to move forward with feasibility studies to invest jointly with SCG Chemicals in the construction of a new green ethylene plant in Thailand
(iii)	Joint licensing of green ethylene technology (partnership with Lummus Technology): to advance with the partnership to develop and license Braskem's technology to produce green ethylene
(iv)	Joint-venture for the production and commercialization of bioMEG[5] and bioMPG[6] (partnership with Sojitz): to move forward with the joint-venture formed by Sojitz and Braskem to produce bioMEG and bioMPG from sustainable raw materials
3.	Recycling: to grow in circular products portfolio, through mechanical recycling, and increase use of circular feedstocks, through chemical recycling, in line with the commitment to grow to 1 million tons of resins and chemicals products with recycled content by 2030. For this avenue of growth, the Company will remain focused on the following projects:

[5] Monoethylene Glycol

[6] Monopropylene Glycol

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MANAGEMENT REPORT 2022

(i)	Project for the construction of first chemical recycling unit in Brazil: to advance with the partnership with Valoren to the construction of the first chemical recycling unit in Brazil
(ii)	Partnership for the development of recycling technology (partnership with Terra Circular): to move forward with the joint-venture with Terra Circular to development a technology capable of converting low-quality plastic waste into final products
(iii)	Acquisition of equity interest in a recycling company: to move forward with the strategic plan for doubling the current production capacity of Wise Plásticos S.A., reaching around 50 thousand tons by 2026

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3.           OPERATIONAL PERFORMANCE 2022

3.1 GLOBAL PETROCHEMICAL INDUSTRY

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BRAZIL

▪	PE Spread[7]: decreased compared to 2021 (-49%).
o	The PE price decreased (-25%) mainly due to (i) the normalization of supply in 2022 after the reduction in the first half of 2021 caused by the impacts from Winter Storm Uri on the U.S. Gulf Coast; (ii) the higher supply of products due to the new PE capacities coming online in the United States and China; and (iii) lower global demand related to higher inflation during 2022; and (iv) the high levels of inventories in the converter chain.
o	The naphtha price increased (+21%) due to higher oil prices in the international market, mainly in the first half of 2022, reflecting the geopolitical tensions between Russia and Ukraine.
▪	PP Spread[8]: decreased compared to 2021 (-45%).
o	The PP price in Asia declined (-11%), mainly due to (i) the global lower demand mainly impacted by the restrictions and lockdowns in China related to COVID; and (ii) the higher supply of products due to the new PP capacities coming online.
o	The naphtha price increased (+21%) due to higher oil prices in the international market in the period, as mentioned above.
▪	Par PVC Spread[9]: decreased compared to 2021 (-10%).
o	The lower PVC Par spread is mainly explained by (i) the lower demand, influenced by the global rise in interest rates, which mainly affected the construction and infrastructure segment, especially in China; and (ii) with these factors partially offset by the higher price for caustic soda (+108%) due to the product’s lower supply in the international market.
▪	Main Chemicals Spread[10]: increased in relation to 2021 (+8%).
o	The main chemicals spread increased, mainly due to higher prices for main chemicals (+16%), explained by (i) the reduction in the supply of olefins, aromatics and fuels, which operated with low inventories; and (ii) the stronger demand for refined products.
o	The higher prices in the international market for oil (+43%) and naphtha (+21%) also pressured the price hikes for main chemicals.

UNITED STATES & EUROPE

▪	U.S. PP Spread[11]: decreased compared to 2021 (-13%).
o	The U.S. PP price decreased (-22%), mainly due to (i) the lower north american demand for the product associated with the higher inflation and interest rates and high inventory levels in the transformation chain; and (ii) the higher supply of products due to new PP capacities coming online in the United States.

[7] (US PE price – naphtha ARA price)*82%+(US PE Price – 50% U.S. ethane price – 50% US propane price)*18%.

[8] Asia PP price –ARA Naphtha price.

[9] The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its clients. Its calculation is PVC Asia Price + (0.685*US Caustic Soda/Chlor-Alkali) - (0.48*Europe Ethylene) - (1.014*Brent).

[10] Average price of main chemicals Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix – ARA Naphtha price.

[11] U.S. PP price – U.S. propylene price.

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MANAGEMENT REPORT 2022

o	The U.S. propylene price decreased (-29%), mainly explained by the normalization of the production with the increase in availability at U.S. refineries, which had been impacted by the Winter Storm Uri on the U.S. Gulf Coast in early 2021.
▪	Europe PP Spread[12]: decreased compared to 2021 (-49%).
o	The PP price in Europe decreased (-7%) due to (i) lower demand due to the reduction in consumption, influenced by the international geopolitical scenario; and (ii) the higher product’s supply in the region due to the increase in imported volume.
o	The propylene price increased (+15%) due to higher oil prices in the international market, reflecting the geopolitical tensions between Russia and Ukraine during 2022.

MEXICO

▪	North America PE Spread[13]: decreased compared to 2021 (-42%).
o	The PE price decreased (-29%) mainly due to (i) the regularization of the supply in 2022, after the decrease in the first half of 2021 caused by the impacts from Winter Storm Uri on the U.S. Gulf Cost; (ii) the increase in the supply of products due to the new PE capacities coming online in the United States and China; and (iii) lower global demand related to higher inflation during 2022; and (iv) higher levels of inventories in the converter chain.
o	For ethane, the increase in 2022 (+56%) is mainly explained by higher prices of natural gas, which contains ethane in its composition, as the price of ethane is correlated with the price of gas, due to the lower offer in the region impacted by the increase in exports to Europe given the scenario of supply constraints in the region, due to the geopolitical context of the period.

3.2 PERFORMANCE BY SEGMENT

3.2.1 BRAZIL

3.2.1.1 OPERATIONAL OVERVIEW

a) Feedstock: the Company has four petrochemical complexes in the Brazil segment that mainly use naphtha, ethane/propane and HLR as feedstock to produce ethylene and its respective chemical products, which subsequently are used as feedstock to make thermoplastic resins (PE, PP and PVC) or sold to third parties.

Petrochemical complexes in São Paulo, Bahia and Rio Grande do Sul

Naphtha: in line with the Company’s strategy to diversify its supplier base, the Brazil segment continued to acquire naphtha through supply agreements with international suppliers, with naphtha imports accounting for approximately 58% of total naphtha consumption in 2022.

[12] EU PP price – EU propylene price

[13] U.S. PE – U.S. ethane price

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Petrochemical complex in Rio de Janeiro

Ethane/Propane: Braskem acquired 97% of the feedstock (ethane/propane) consumed in 2022 from domestic suppliers.

Petrochemical complex in Bahia

Ethane: Braskem acquired from international suppliers 0.2% of the total ethane consumed in the flex cracker in Bahia, which can operate 15% of its capacity using gas-based feedstock, during 2022.

a) Demand for thermoplastic resins (PE+PP+PVC): demand decreased compared to 2021 (-3%), mainly due to the lowest demand for PP and PVC as a consequence of the lower consumption of durable goods and construction materials impacted by the increase in the interest rate for the control of inflation in Brazil.

b) Average utilization rate of petrochemical crackers: in comparison with 2021, the average utilization rate of petrochemical crackers in 2022 was lower (-3 p.p.), explained mainly by the lower spreads in the international market due to lower demand. Additionally, the average utilization rate of petrochemical crackers in 2022 was impacted by (i) the scheduled maintenance shutdown at the petrochemical complex in Rio Grande do Sul for 47 days and the scheduled maintenance shutdown at the PVC plant in Alagoas for 37 days, impacting the utilization rate of the petrochemical complex in Bahia; and (ii) the feedstock shortage at the petrochemical complexes of Rio de Janeiro and ABC, São Paulo due to the lower supply and the scheduled maintenance shutdowns of a supplier.

c) Resins sales volume: resin sales in the Brazilian market remained in line with 2021, explained by the higher resins market share and the increase in PE local demand, which partially offset the lower demand for PP and PVC in the Brazilian market during 2022. Resin exports in 2022 remained in line with 2021.

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d) Main chemicals sales volume: in the year, sales volume of the main chemicals in the Brazilian market decreased (-6%) mainly due to the lower sales volume of (i) benzene, butadiene and toluene due to the lower product availability for sale, given the lower utilization rate of the petrochemical complexes in the period, and the lower demand for these products; and (ii) gasoline due to better margins in export markets in the period. Exports decreased (-27%) due to the lower sales volume of (i) benzene and butadiene due to the lower product availability for export; and (ii) toluene given the lower demand in export markets.

3.2.1.2 GEOLOGICAL EVENT IN ALAGOAS

a.	Provisions

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on December 31, 2022 shows the following changes in the period, as the following table shows:

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The current provision can be segregated into the following action fronts:

a.	Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

These actions have a provision of R$2.1 billion (2021: R$3.4 billion) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining wells. Based on studies of the specialists, the recommendation was to fill 9 salt wells with solid material, a process that should take 4 years. For the remaining 26, the recommended actions are: conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

The provisioned amount of R$1.4 billion (2021: R$1.7 billion) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

The monitoring system implemented by Braskem envisages actions developed during and after the closure of wells, focusing on safety and monitoring of region’s stability.

The Company’s actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM[14].

In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF[15] the environmental diagnosis containing the evaluating the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, the second opinion report on the environmental plan was filed with the MPF. In February 2023, MFP expressed its agreement with this environmental plan, incorporating the suggestions provided in the second opinion report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities, which also includes the update of the environmental diagnosis in December 2025.

[14] National Mining Agency

[15] The Federal Prosecution Office

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c.	Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1.6 billion for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The provision amount, updated by inflation index established in the agreement, is R$1.6 billion (2021: R$1.6 billion).
d.	Additional measures, for which the provision amounts to R$1.6 billion (2021: R$1.0 billion), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, will be defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the events resulting from discussions about the environmental plan with the authorities, as well as possible costs to be added in the Company’s provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió.

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Also in the context of understandings with the authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court of Alagoas ratified the Term of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexais Agreement”), entered into by Braskem and the MPF, the MPE[16], the DPU[17], and Municipality of Maceió for the adoption of action for requalification in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location. The expected disbursement amounts to the execution of the obligations defined in the Term of Agreement are part of the provision under (d) Additional Measures.

The Company has been making progress in negotiations with government authorities about other indemnification requests to understand them better, which resulted in advances in understanding between the parties that could result in an agreement. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Union. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, closing the discussion to regulate the claim for the geological event in Alagoas, and its effects will be registered in the first quarter of 2023.

For more information, see note 26 (“Geological event - Alagoas”) of the Consolidated Financial Statements of December 31, 2022.

b.	Advances on Action Fronts

Relocation and Compensation for residents

By February 28, 2023, 18,862 proposals had been submitted, with the proposal acceptance rate standing at 99.6%. Additionally, until February 28, 2023, 17,473 financial compensation proposals were accepted. Under the Financial Compensation and Relocation Support Program (“PCF”), approximately R$3.4 billion were disbursed by the end of February 2023.

Closing and monitoring the salt mining fronts, environmental actions and other technical matters

The Company obtained approval from the National Mining Agency (ANM) for the Well Mining Fronts Closure Plan, as well as for the issuance of periodic reports on the execution of this Plan, which complies with the rules and recommendations established by the agency. Of the 35 mining fronts that make up the Closure Plan, 9 are in the Backfilling Group with sand, being that as of February 28, 2023, the closure of 5 mining fronts in this Group is in progress, with the filling conclusion of the cavity 17, filling of 94.09% of cavities 7 and 19, filling of 78.9% of the cavity 04 and advance of 10.5% of cavity 11 in this first group.

[16] The State Prosecution Office

[17] The Federal Public Defender’s Office

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MANAGEMENT REPORT 2022

Additionally, there is a second group of 15 mining fronts with activities related to pressurization and buffering[18]. Until February 28, 2023, of the 15 mining fronts, 12 have the original well tamponing activities completed and 3 are in progress.

Finally, there are 6 mining fronts that are in the sonar monitoring group and 5 mining fronts with confirmation of natural reentry. Regarding natural completion, contracted specialized companies concluded, from studies conducted, by confirmation of natural filling, whose conclusion was approved by the National Mining Agency (ANM). Regarding monitoring, the established schedule of sonar analysis presented to ANM is being fulfilled.

In June 2022, in compliance with the Agreement for Social and Environmental Repair, Braskem handed the MPF the environmental diagnosis, containing the evaluation of potential impacts and environmental damage resulting from the salt-gene extraction activity and the environmental plan with necessary measures propositions. As provided for in the agreement, after a joint choice between the parties, the specialized company was defined to evaluate and monitor the execution of the environmental plan. In December 2022, the second opinion report on the plan was filed with the MPF and, in February 2023, the MPF expressed the consent to this environmental plan with the incorporation of the suggestions made in the second opinion report. Braskem started implementing the actions foreseen in the plan and continues to implement the commitments and share the results of its actions with the authorities, as provided for in the agreement, which also includes updating the environmental diagnosis in Dec/25.

Socio-urban measures

As part of the agenda for transformation and future use of relocated areas, Braskem continues to make progress on its socio-urban measures, which encompass a set of actions focusing on Urban Mobility, Social Compensation and actions in the relocated areas.

In the case of Urban Mobility Projects, a total of 11 (eleven) actions were defined that contemplate the construction of 20 km of four-lane roadways for key corridors (Menino Marcelo Avenue, Durval de Góes Avenue, Fernandes Lima Avenue / Professor José da Silveira Camerino Street), the construction of a new road connection of 2.37 km between key road corridors, 12 km of restoration of existing roadways and a traffic light and video monitoring system. The implementation of these 11 actions goes through the stages of projects, licensing, contracting and execution of works. Of the planned actions, 8 already have their executive projects completed and 3 are in the process of physical execution.

Regarding actions in the vacated areas, activities referring to the process of demolition of the Mutange Slope were completed and the Earthmoving and Vegetation Cover stages began. Other activities related to the emergency demolitions of the areas follow as a request from the Civil Defense of Maceió. In addition, the Company maintains actions for the care of the neighborhoods, including heritage security and pest control.

Regarding the actions of the Social Action Plan (PAS), after presentation of the participatory technical diagnosis in June 2022, and the delivery of the Complementary Technical Document of the Diagnosis to the Integrated Management Office and the Federal Public Prosecution Service, on January 9, 2023, it was published on February 11, 2023 the Public Listening Notice about the Diagnosis presented, which will take place on March 7, 14, 21 and 28, 2023.

[18] The buffering technique consists of implementing physical barriers, such as cement paste, to prevent fluids from penetrating between permeable geological formations through the well and/or migration of fluids to the surface.

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MANAGEMENT REPORT 2022

Regarding the Urban Integration and Flexais Development Project, the phase of identifying residents and properties has been completed, the process of paying compensation to residents has begun, compensation has been paid to the Municipality of Maceió, besides to other socio-urban actions that have already started in the locality. The purpose is to meet the demands of the community based on initiatives to improve living conditions and access to essential public services, in addition to paying financial support to residents, owners of vacant properties and traders.

3.2.1.3 FINANCIAL OVERVIEW

A) NET REVENUE: net revenue in U.S. dollar increased compared to 2021 (+4%), mainly due to higher prices for main chemicals in the international market. In Brazilian real, net revenue in 2022 decreased in relation to 2021 (-1%), due to the Brazilian real appreciation of 4% against the U.S. dollar between periods.

On November 4, 2021, Resolution GECEX No. 269/2021 was approved by the Brazilian government regarding a temporary unilateral reduction of 10% in import tax rates for 87% the tariff universe of traded products. As a result, the rates for PP, PE and PVC resins decreased from 14% to 12.6% on November 12, 2021. In principle, this reduction would remain in force until December 31, 2022. However, on May 24, 2022, the Resolution GECEX No. 353/2022 approved a temporary unilateral reduction in import tax rates on PP, PE and PVC resins from 12.6% to 11.2%, effective until December 31, 2023.

In parallel, after intra-bloc negotiations, Mercosul approved a permanent reduction in the Common External Tariff (TEC) for codes of the Mercosul Common Nomenclature (NMC) of 10%, as from the CMC Decision No. 08/2022. As a result, the reduction in the import tax from 14% to 12.6% for Braskem’s resins becomes permanent.

On August 4, 2022, some products were included on the Brazil’s List of Exception to the Common External Tariff (LETEC) through the Resolution GECEX No. 382/2022. As from this publication, there was a decrease in the import tax rates during the period from August 5, 2022 to August 4, 2023 for some Braskem’s products.

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MANAGEMENT REPORT 2022

However, on March 21, 2023, Resolution GECEX No. 459/2023 of the Foreign Trade Chamber (“Camex”) was published, which resolved to exclude these products from LETEC as of April 1, 2023, resuming the import tax rate that had been reduced on August 4, 2022, as detailed below:

(i)	Ethylene and alpha-olefin copolymers with density lower than 0.94, from 3.3% to 11.2%;
(ii)	S-PVC resin obtained from the suspension process, from 4.4% to 11.2%; and
(iii)	PP “copo” (propylene copolymer) resin, from 4.4% to 11.2%.

Sales by sector (%)

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MANAGEMENT REPORT 2022

Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): the increase in U.S. dollar (+34%) and in Brazilian reais (+28%) compared to 2021 is mainly explained by the higher prices considering the moving average for key petrochemical feedstocks (naphtha, ethane and propane) in the international market, influenced mainly by higher oil and natural gas prices in the international market. During the year, COGS was affected by the net amount of US$68 million (R$352 million) referring to the accounting effect of realization of inventories[19] due to higher costs of naphtha production acquired in previous periods.

In 2022, COGS was influenced by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of approximately US$78 million (R$402 million) and by the Reintegra tax credit in the amount of approximately US$2.2 million (R$11.2 million).

Federal Law No. 14,183, sanctioned in 2021, determined a gradual reduction in the Special Regime for the Chemical Industry (REIQ) by 2025, when it will be terminated. However, on December 31, 2021, the Federal Government issued Provisional Presidential Decree No. 1,095, also with the purpose of terminating REIQ, as of April 1, 2022. Since it was a Provisional Presidential Decree, it required approval by both houses of Congress by June 1, 2022 to maintain or officially modify its effects and conversion into a new law.

In May, Brazil's congress approved new wording for the regime, determining its suspension by 2022, its resumption in 2023 and its gradual reduction until the end of 2027, subject to regulation of labor and environmental conditions. Therefore, in the absence of regulation, REIQ will not come into force again without legislative changes by the federal government. Brazil's congress also approved the inclusion of a provision to grant a new increase of 1.5% in REIQ for investments in expanding installed capacity between 2024 and 2027. Also, while the decree was working its way through congress, the Brazilian Chemical Industry Association (ABIQUIM) was granted a preliminary injunction for the application of REIQ in the period from April to June.

[19] Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

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MANAGEMENT REPORT 2022

In June, the sanctioning of the Provisional Presidential Decree into Federal Law 14,374/2022 was published in the federal register. The President of the Republic vetoed the REIQ increment points via investment in installed capacity and the proposal to expand REIQ for years 2025 and 2027 and maintained its suspension in 2022, but with definitive termination in 2025, via regulation. However, in December 2022, Brazil’s congress overruled the presidential vetoes, therefore, once regulated, REIQ will be in force until 2027. In addition, the article granting, as of 2024, an increase of 1.5% in presumed credit for investments in expanding production capacity will become valid again.

Currently, the Company is waiting for the regulation of the REIQ by the Executive Branch to consider the impact of the PIS/COFINS credit on the purchase of raw materials in its COGS as of 2023.

COGS 2022 | Brazil[1]

Sales Freight
Electric Energy
Natural Gas
Deprec / Amort
Fixed Costs²
Gas
Propylene
Other variable costs³
Naphtha and Condensate
2%
3%
3%
4%
4%
5%
6%
17%
56%
Ethane: 1.8%
Propane: 1.9%
Refinery off-gas: 0.8%

[1]Considers accounting figures
[2]Includes salaries and benefits
[3]Includes chemicals, additives, catalysts, fuels, utilities, among others

C) SG&A EXPENSES: in U.S. dollar, increased in relation to 2021 (+20%), mainly due to the higher expenses with third parties and tankage services.

D) RECURRING EBITDA: corresponded to 60% of the consolidated recurring EBITDA of the Company’s segment.

3.2.1.4 RENEWABLES

Operational Overview

a) Utilization Rate (Green Ethylene): the average utilization rate of green ethylene decreased in relation to 2021 (-6 p.p.), due to the scheduled shutdowns at the polyethylene units in Rio Grande do Sul over the year, however, still at historically high levels of utilization rate.

It is worth mentioning that demand and margins for green polyethylene in the international market remain strong and therefore, throughout the year, we maintained high operating rates to maximize sales of green PE.

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MANAGEMENT REPORT 2022

b) Green PE sales volume: in 2022, the sales volume of Green PE was a historic record since the beginning of its operation in 2010 and increased by 8% compared to 2021, due to the higher logistical availability for export and demand at healthy levels in the period.

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MANAGEMENT REPORT 2022

Financial Overview

A) NET SALES REVENUE GREEN PE (I’m greenTM bio-based) + ETBE[20]: increased (+35%) due to (i) the higher sales volume of Green PE; (ii) appreciation of the ETBE international references and attractive Green PE prices; (iii) stabilization of the ETBE operation after concluding the investment in converting the MTBE plant to ETBE[21], which increased the product’s availability; and (iv) contractual renegotiations with certain customers.

B) RECURRING EBITDA RECORRENTE: Recurring EBITDA from Green PE, in Brazilian reais, decreased (-4%) in relation to 2021, mainly due to fluctuations in the price of ethanol, which influences the price formula of Green PE.

3.2.2 UNITED STATES & EUROPE

3.2.2.1 OPERATING OVERVIEW

a) Resin demand: in the United States, PP demand was lower (-6%) explained by (i) the impacts of high inventory levels in the converter chain; (ii) the economic uncertainties in the region; and (iii) the better economic performance in 2021 after the normalization of post-COVID industrial activities.

In Europe, PP demand decreased (-9%), mainly due to (i) the region’s economic slowdown due to higher inflation and the consequent reduction in consumption; and (ii) the high level of inventories in the converter chain.

[20] Product that uses a renewable feedstock, ethanol, in its composition.

[21] Conversion of the MTBE Unit: implemented at the industrial complex in Rio Grande do Sul, the initiative aimed to convert the production of methyl tertiary-butyl ether (MTBE) to ethyl tertiary-butyl ether (ETBE), a fuel additive with lower CO2 emissions and better margins.

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MANAGEMENT REPORT 2022

b) Average utilization rate of PP plants: the utilization rate in the United States declined 7 p.p. in relation to 2021 due to the lower PP demand in the region and the scheduled maintenance shutdowns and short unscheduled shutdowns at PP plants in the period.

In Europe, the utilization rate decreased (-10 p.p.) in 2022, due to the lower PP demand in the period and the lower feedstock availability over the year due to operational problems at a supplier.

c) Sales volume: PP sales volume in the United States[22] decreased 4% compared to 2021 explained by the lower demand in the region associated with high inventory levels in the converter chain and the fear of an economic recession in the region.

In Europe, PP sales volume decreased (-9%) due to the lower demand in the period associated with lower consumption, high inventory levels in the converter chain, converters’ expectation of lower prices in subsequent periods and high levels of PP imports to Europe.

[22] US PP sales volume considers revision in 2Q22 data with a reduction of 59 kton.

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MANAGEMENT REPORT 2022

3.2.2.2 FINANCIAL OVERVIEW

A) NET REVENUE: decreased in U.S. dollar (-25%) and Brazilian real (-28%) in relation to 2021, explained by the lower PP sales volume in the United States and Europe and the lower international PP price in both regions. In Brazilian real, the decrease also is explained by the 4% appreciation in the Brazilian real against the U.S. dollar between periods.

B) COST OF GOODS SOLD (COGS): decreased in U.S. dollar (-11%) and Brazilian real (-14%) in relation to 2021, explained by the lower propylene price in the United States considering the moving average and by the lower sales volume in the United States and Europe. In the year, COGS was affected by the net amount of US$7 million (R$34 million) referring to the accounting effect of realization of inventories[23] due to the higher production costs of propylene acquired in prior periods.

[23] Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

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MANAGEMENT REPORT 2022

COGS 2022 | United States and Europe[1]

Deprec/Amort
Electric Energy
Sales Freight
Fixed Costs²
4%
2%
2%
6%
Other Variable Costs³
9%
54%
Propylene US
23%
Propylene EU

[1]Considers accounting figures
[2]Includes salaries and benefits
[3]Includes fuels, chemicals, utilities, among others

C) SG&A EXPENSES: in U.S. dollar, the decrease (-3%) in relation to 2021 is explained by lower costs with logistics and storage, with port services and with selling activities.

D) RECURRING EBITDA: corresponded to 30% of the Company’s consolidated recurring EBITDA.

3.2.3 MEXICO

3.2.3.1 OPERATING OVERVIEW

a) Feedstock: in 2022, the average ethane supply was 46,400 barrels per day. Braskem Idesa imported through Fast Track an average of 18,500 barrels of ethane from the United States, what represents approximately 74% of the solution’s current capacity, an increase of 20% in comparison with the average volume imported in 2021 due to the expansion of Fast Track’s capacity to 25,000 barrels of ethane during 2022.

a) Resin demand: the increase (+8%) in resin demand is basically explained by the recovery in the country’s economy throughout 2022, mainly in the industrial sectors.

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MANAGEMENT REPORT 2022

b) Average utilization rate of PE plants: in 2022, the utilization rate was higher in 7 p.p. explained by the expansion of the Fast Track solution for importing ethane, which reached 18,500 barrels per day on average for the year, representing an increase of 20% compared to 2021 and 74% of utilization rate of this solution.

c) PE sales volume: PE sales volume increased (+20%) in relation to 2021, reflecting the higher product availability for sale, given the higher utilization rate in the period and stronger PE demand in the region due to the recovery of the Mexican economy throughout 2022.

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MANAGEMENT REPORT 2022

3.2.3.2 FINANCIAL OVERVIEW

A) NET REVENUE: decreased in U.S. dollar (-6%) and in Brazilian real (-10%), mainly due to the lower PE price in the international market. In Brazilian real, the decrease also is explained by the 4% appreciation in the Brazilian real against the U.S. dollar.

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MANAGEMENT REPORT 2022

Sales by sector (%)

Sales by region (%)

B) COST OF GOODS SOLD (COGS): the increase in U.S. dollar (+56%) and in Brazilian real (+49%) is explained by (i) the higher prices considering the moving average for ethane and natural gas in the international market; and (ii) the higher PE sales volume. In the year, COGS was affected by the net amount of US$9 million (R$49 million) referring to the accounting effect of realization of inventories[24] due to the higher production costs of propylene acquired in prior periods.

[24] Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

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MANAGEMENT REPORT 2022

C) SG&A: in U.S. dollar, remained in line with 2022 in comparison with 2021.

D) RECURRING EBITDA: corresponded to 10% of the Company’s consolidated recurring EBITDA.

3.2.3.3 ETHANE IMPORT TERMINAL

In September 2021, Braskem Idesa approved and started the project for the construction of an Ethane Import Terminal in Mexico, which involves the construction of an ethane import terminal with a capacity of up to 80,000 barrels of ethane per day, providing conditions for Braskem Idesa to operate at 100% of its capacity. In December 2021, the subsidiary Terminal Química Puerto México (“TQPM”) was formed, which is the company responsible for building and operating the terminal. In June 2022, Braskem Idesa announced the sale of 50% of the share capital of TQPM to form a Joint-Venture with Advario B.V., a global leader in the storage sector.

The construction of the terminal started the construction phase in July and reached a physical progress of 26% by December 2022. The total amount disbursed by Braskem Idesa until December 2022 was approximately US$78 million and operations are expected to start in the second half of 2024. Additionally, in 4Q22, Braskem Idesa obtained the definitive construction licenses for the terminal in the port of Coatzacoalcos and signed the engineering and construction contract with ICA Fluor Engineering Company.

On March 1, 2023, Braskem Idesa has met the conditions for the conclusion of the investment agreement signed with Advario for the sale of a 50% stake in TQPM, receiving the payment of US$56 million[25] referring to the retroactive capital contribution equivalent to the disbursed 50% interest in TQPM's capital by Braskem Idesa until the respective date, totaling US$112 million25. Additionally, the estimated investment for the construction of TQPM was updated to US$446 million, after the conclusion of several activities related to licenses, purchase of land and easement contracts, and review of project and implementation costs for the new company.

[25] The amounts disbursed by Braskem Idesa include Value Added Tax (VAT).

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MANAGEMENT REPORT 2022

3.3 CONSOLIDATED RESULT 2022

NET REVENUE BY REGION

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MANAGEMENT REPORT 2022

CONSOLIDATED COGS

COGS 2022 | Consolidated[1]

Propylene
21%
Naphtha and Condensated
40%
15%
Other Variable Costs³
6%
Gas
5%
Fixed Costs²
4%
Deprec / Amort
4%
Sales Freight
3%
Natural Gas
2%
Electric Energy
Ethane: 3.8%
Propane: 1.4%
Refinery Off-gas: 0.6%

[1]Considers accounting figures
[2]Includes salaries and benefits
[3]Includes chemicals, additives, catalysts, fuels, utilities, among others

OTHER REVENUE (EXPENSE), NET

The Company recorded in 2022 a total net expense of R$1.8 billion, mainly due to:

(i)	the accounting provision related to the geological event in Alagoas in the amount of R$1.5 billion related to the natural evolution of the work fronts and complementary provisions throughout the year, according to item 3.2.1.2 of this document; and
(ii)	sundry provisions update in the amount of R$239 million.

These negative impacts were partially offset by (i) revenues related to the recovery of PIS/COFINS tax credits in the amount of R$61 million on the sale of gasoline in 2015, resulting from the success of a final and unappealable lawsuit; and (ii) the financial penalty under the take-or-pay clause in supply agreements with domestic clients.

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MANAGEMENT REPORT 2022

RECURRING EBITDA

In 2022, the Company's Recurring EBITDA was US$2.1 billion, 64% lower from 2021, due to (i) the lower international spreads for PE, PP and PVC in Brazil, for PP in the United States and Europe and for PE in Mexico; (ii) the lower sales volume of main chemicals in the Brazil segment and of PP in the United States and Europe segment; and (iii) the accounting effect of realization of inventories[26] in the net amount of US$84 million (R$435 million). In Brazilian real, Recurring EBITDA was R$10.6 billion, a decrease of 65% from 2021, due to the 4% appreciation in the Brazilian real against the U.S. dollar.

[26] Accounting effect of realization of inventories in accordance with accounting standard CPC 16 (Correlation to International Accounting Standards - IAS 2).

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MANAGEMENT REPORT 2022

NET FINANCIAL RESULT

Financial expenses: 4% decrease compared to 2021, mainly explained by (i) the lower amortization of transaction costs associated with prepayments, which were higher in the previous year; and (ii) lower expenses with derivatives due to the settlement of derivatives in 2021.

Financial income: increase compared to 2021 (+10%), mainly due to (i) the higher profitability of financial investments, due to the increase in basic interest rates, which was partially offset by the reduction in interest on taxable assets; and (ii) higher revenues from derivatives and with adjustment to present value of operations with third parties in the period.

Net exchange variation: decrease compared to 2021 explained (i) by the appreciation of the real at the end of the period against the dollar over the average net exposure to the dollar in the amount of US$3.0 billion; (ii) the appreciation of the Mexican peso at the end of the period against the dollar on the average net exposure to the dollar of Braskem Idesa in the amount of US$2.2 million; and (iii) the lower expense with the transition to export hedge accounting, which was recorded in shareholders' equity, in the amount of R$1.8 billion.

Transactions in financial instruments designated as hedge accounting

In 2022, the Company registered US$0.7 billion (R$1.4 billion) in exports from a flow that was discontinued and designated. The initial designation rate was R$1/US$2.0017, while the average realization rate was R$1/US$3.9786.

Long-term Currency Hedge Program:

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollars. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for an 18-month period.

On December 31, 2022, Braskem had a notional value of outstanding put options of US$2.1 billion, at an average exercise price of R$1/US$4.73. At the same time, the Company also had a notional value of outstanding call options of US$1.4 billion, at an average exercise price of R$1/US$7.06. The contracted operations have a maximum term of 18 months. The mark-to-market (fair value) of these Zero Cost Collar (“ZCC”) operations was positive R$85 million at the end of the year.

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MANAGEMENT REPORT 2022

As a result of the appreciation in the Brazilian real in relation to the U.S. dollar in the year, the Company exercised part of the put options of the ZCC program. The effect on cash flow for 2022 was R$77 million.

NET INCOME/LOSS

In 2022, the Company reported a net loss attributable to the shareholders of R$336 million.

DIVIDENDS

On April 19, 2022, the Company's Ordinary and Extraordinary General Meeting approved the distribution of dividends of R$1.35 billion, in addition to the R$6.0 billion that had been distributed on December 20, 2021, referring to the fiscal year ended on December 31, 2021. The payment of this amount was made on May 2, 2022, representing R$1.696 per common share and per class “A” preferred share.

INVESTMENTS

At the end of 2022, the Company made corporate investments in the approximate amount of US$929 million, a decrease of 8% from the projection of US$1.0 billion.

Regarding the investments related to Braskem Idesa, the investments at the end of 2022 was of US$151 million, approximately 30% below the forecast of US$215 million.

Operating Investments 2022: the main operating investments were in (i) the scheduled maintenance shutdown of the petrochemical cracker at the Triunfo Petrochemical Complex in Rio Grande do Sul carried out in 2Q22; (ii) the scheduled maintenance shutdown of the PVC plant in Alagoas carried out during 2Q22; and (iii) the scheduled shutdowns at the PE plants in Bahia.

The main operating investments made by Braskem Idesa were in reliability initiatives, notably for expanding capacity of the Fast Track solution from 25,000 barrels per day to 35,000 barrels per day.

Strategic Investments 2022: expenditures were mainly allocated to (i) the project to expand green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) the investments related to the acquisition of strategic inputs including catalysts; (iii) the innovation and technology initiatives; (iv) the projects associated with energy efficiency at plants; and (v) the starting of a recycling line for high-quality post-consumer resin in Brazil.

In relation to Braskem Idesa, the strategic investment was for the construction of the ethane import terminal in Mexico, through Terminal Química Puerto Mexico (TQPM).

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MANAGEMENT REPORT 2022

In 2022, the main investments related to Braskem’s Sustainable Development Macro-Objectives were (i) the project to expand green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) projects associated with reducing CO2 emissions and energy efficiency of the plants; (iii) projects related to industrial safety; and (iv) the starting of a recycling line for high-quality post-consumer resin in Brazil.

Investments in 2023

The investments planned by Braskem (ex-Braskem Idesa) to be made during 2023 amount to R$4.0 billion (US$724 million), which can be classified as follows:

▪	Operating investments in the amount of R$3.6 billion (US$650 million), mainly explained by (i) the scheduled maintenance shutdown at the Bahia petrochemical plant in the fourth quarter of 2023; (ii) the scheduled maintenance shutdown in the United States; and (iii) the scheduled maintenance shutdown of the PVC plant in Alagoas;
▪	Strategic investments in the amount of R$406 million (US$73 million) including (i) the expansion of the biopolymers business, one of the Braskem’s growth avenues; and (ii) projects associated with energy efficiency and decarbonization industrial assets.

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MANAGEMENT REPORT 2022

The total projected investment of R$4.0 billion (US$724 million) includes R$1.1 billion (US$194 million), 27% of the total investments planned for the year, for investments aligned to Braskem’s Sustainable Development Macro-Objectives.

Braskem Idesa

The investment estimated to 2023 by Braskem Idesa is of R$618 million (US$112 million). The operating investments are mainly allocated to projects related to operating efficiency, such as maintenance, productivity and HES. Meanwhile, strategic investments refer to the continuing strategic project to build an ethane import terminal, through Terminal Química Puerto Mexico (TQPM).

CASH FLOW

During the period, the Company maintained its commitment to discipline in the allocation of capital with recurring cash generation of R$6.0 billion, explained mainly by: (i) the good recurring EBITDA in the period; (ii) the optimizing working capital management; (iii) the monetization of PIS/COFINS credits in the approximate amount of R$791 million; (iv) for the prioritization of high-value investments; and (v) by the optimization of IR/CSLL payments made in the year.

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MANAGEMENT REPORT 2022

Including payments related to the geological event in Alagoas, Braskem registered cash generation of R$3.3 billion.

DEBT MATURITY PROFILE AND RATING

BRASKEM (ex-Braskem Idesa)

On December 31, 2022, gross corporate debt stood at US$6.8 billion, composed of 96% long-term maturities and 4% short-term maturities. The corporate foreign currency-denominated debt corresponded to 87% of the Company's total debt at the end of the year. On December 31, 2022, the average corporate debt term was around 13.4 years, with 51% of maturities concentrated after 2030, and the weighted average cost of the Company’s corporate debt was exchange variation plus 5.7% per year.

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MANAGEMENT REPORT 2022

In line with the strategy to maintain a robust cash position and due to the volatile and unstable scenario for carrying out funding operations in the international market in 2022, Braskem returned to tap the local market, issuing four operations in the total amount of R$3.7 billion.

In January, the first Agribusiness Receivables Certificates (CRA) structured by Braskem were issued, with the proceeds to be used to purchase ethanol, which is the feedstock used to make Green PE (I’m greenTM bio-based) and ETBE, in line with the sustainable development strategy of the Company. The operation, in the amount of R$721 million, structured in two series of 7 years and 10 years, marks Braskem’s debut in Brazil’s fixed-income market in credit operations.

In June, Braskem concluded the 16th issue of non-convertible, unsecured debentures in the aggregate amount of R$1 billion, in two series, with maturity in 7 and 10 years, at CDI + 1.75% and CDI + 2.00%, respectively.

Also in 2Q22, Braskem carried out the full redemption of the total outstanding amount of the 2023 Bonds, issued in October 2017 and due in January 2023, in the aggregate amount of US$104.7 million, and the partial redemption of the 2024 Bonds, issued in February 2014 and due in February 2024, in the aggregate amount of US$300.0 million. Both redemptions reinforce Braskem's commitment to maintaining a healthy amortization schedule, with few maturities in the short term.

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MANAGEMENT REPORT 2022

In September 2022, Braskem concluded the 17th issue of debentures, for public distribution with restricted placement efforts, in accordance with CVM Instruction No. 476, totaling R$750 million, in a single series, with maturity in 7 years and interest of CDI +1.75% p. a.

In November 2022, Braskem concluded the 18th issue of debentures, for public distribution with restricted placement efforts, in accordance with CVM Instruction No. 476, in the aggregate amount of R$1.2 billion, in two series, with maturity in (i) 7 years, with interest of CDI + 1.70% p.a.; and (ii) 10 years, with interest rate of CDI + 1.95% p.a.

In February 2023, Braskem concluded the issuance of a debt bond in the international market in the amount of US$1.0 billion, with maturity in 2033 and interest of 7.25% p.a. The proceeds were used mainly for general corporate purposes and in debt management, such as through the prepayment of the remaining amount of the debt security in the international market due in 2024 in the amount of US$297 million.

The liquidity position of US$2.4 billion, at December 2022, is sufficient to cover the payment of all liabilities coming due in the next 60 months, not considering the international stand-by credit facility of US$1.0 billion available through 2026.

Lastly, the Company continues to reinforce its continuous commitment to financial health and to maintaining a solid cash position with a very long debt maturity profile.

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Risk-rating agencies

In December 2022 and January 2023, S&P Global Ratings and Fitch Ratings, respectively, reaffirmed Braskem's rating at 'BBB-'/'brAAA', with a stable outlook. Thus, at the end of 2022, the Company remained an investment grade company by S&P Global Ratings and Fitch Ratings and above the sovereign rating by the three main rating agencies.

Braskem Idesa

On December 31, 2022, the average debt term was around 7.8 years, with 92% of maturities due after 2029. The weighted average cost of the Braskem Idesa’s debt was exchange variation plus 7.3% p.a.

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The liquidity position of US$419 million is sufficient to cover the payment of all liabilities coming due in the next 28 months.

Braskem Idesa Debt Profile (US$ million)
12/31/2022
419
2%
53
1%
22
1%
22
4%
82
0%
0
39%
891
0%
0
53%
1,188
12/31/2022 Cash
2023
2024
2025
2026
2027/2028
2029
2030/2031
2032 onwards
Invested in US$
Foreign Currency
SLL- Sustainability-Linked Bond¹
¹ SLL – Sustainable Linked Bond. Bond linked to the sustainability commitment to reduce 15% of CO2 Scope 1 and 2, baseline 2017

Rating

On November 29, 2022, S&P Global Ratings revised the outlook for Braskem Idesa S.A.P.I. from stable to negative and confirmed its credit rating at 'B+'.

4.	VALUE CREATION STRATEGY

Aligned with the new 2030 Corporate Strategy, Braskem remained focused throughout 2022 on the development of various projects related with its growth avenues, highlighting the following projects.

1.           Tradicional Business

The Company will continue to invest in its current businesses to maintain productivity and competitiveness, with a focus on operational efficiency and excellence, commercial and logistical effectiveness, seeking cost leadership and differentiation through our customer relationships. In addition, it will focus efforts on achieving its scope 1 and 2 emission reduction targets by 15% by 2030 and carbon neutrality in 2050, through the decarbonization of its current assets.

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a.	Building an Ethane Import Terminal in Mexico

Construction of an ethane import terminal in Mexico, which will allow the diversification of the feedstock supply and operation of Braskem Idesa at full capacity, while also enabling the expansion by around 15% of its current PE (ethane-based) production capacity. More details about the project are available in item 3.2.3.3.

b.	Transform For Value Program

The Transform for Value program works with a methodology for measuring and consolidating the value of initiatives that make up 5 different pipelines: (i) continuous improvement; (ii) transformation office; (iii) digital center; (iv) competitiveness & productivity capex; and (v) energy.

To ensure transparency in its communication and dissemination of results, the program's verification process considers aspects such as: the standardization of the baseline used in measuring the expected gains of the initiatives; calculation of the impact of the expected ramp-up after the implementation of the initiatives until reaching its optimal operating point; estimate and calculation of the impact of the gradual reduction in efficiency of initiatives implemented until obsolescence; mapping of the financial impact related to initiatives in more advanced stages in the main lines of the income statement (revenue, variable costs, fixed costs and sales, general and administrative expenses). Based on this methodology, it is possible to monitor the evolution of the program's consolidated pipeline, which undergoes periodic updates to incorporate the mapping of new opportunities, evolution of ongoing initiatives and the impact of changes in the economic and petrochemical scenario.

The Transform for Value Program (TFV) ended 2022 on pace of capture around US$353 million/year[27] in initiatives that have reached more advanced stages of maturity, which exceeded the target of US$302 million/year. The program’s estimated cumulative capture as of the fourth quarter is around of US$283 million.

The pipeline of continuous improvement initiatives represents a substantial part of the value, involving initiatives that add up to the pace to capture of approximately US$236 million/year and aligned with the strategic pillar of productivity and competitiveness.

The pace of capture is a snapshot that annualized represents a potential impact on the Company's EBITDA, which can be in four ways: increase in net revenue, reduction in variable costs, reduction in fixed cost or reduction of sales, general and administrative expenses. The table below shows the details of the pace of capture of US$353 million/year achieved over 2022:

[27] Considering only initiatives in stage 4 (Run-rate), when the measurement of gains may vary according to the progress of actions, and stage 5 (Concluded), after stabilization and/or internal audit, considering 2020 as the base year.

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In addition, one-third of the US$353 million/year can be associated with Digital Transformation initiatives, which make relevant use of digital technologies in their scopes, such as: automation and instrumentation, new software and systems, advanced analytics, machine learning, cloud services, etc.

It is worth to highlight that other initiatives in more preliminary stages, such as planning or execution, under the management of areas[28] that make up the scope of the program, added approximately US$387 million/year to the pipeline's potential capture over the coming years.

c.	Industrial Decarbonization Program

To move forward with initiatives that aim to reduce carbon emissions (scopes 1 and 2) and in line with the commitment established for 2030, Braskem has developed a program dedicated to industrial decarbonization. The program is based on three fundamental pillars:

1.	Inventory of GHG emissions: basis for proper management of the industrial decarbonization process;
2.	Culture, Process and Governance: development of an industrial mindset focused on operating processes and identifying improvements that enable the reduction of greenhouse gases; inclusion of emissions management in the Company's various work processes; governance for decision-making based on emissions; and promotion of partnerships for the development and implementation of structuring solutions;

3.	Lines of action, distributed on the fronts:
▪	Operational decisions: implement operational initiatives for continuous improvement with a view to reducing emissions

[28] Transformation Office, Digital Center, Energy, Continuous Improvement and CAPEX for Competitiveness and Productivity (C&P)

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▪	Energy Matrix: increase the share of renewable energies and low-carbon fuels in Braskem's energy matrix
▪	Energy Efficiency: reduce greenhouse gas emissions through electrification, integration and energy optimization initiatives
▪	Transformational Projects (“Big bets”): implement key initiatives capable of significantly reducing greenhouse gas emissions from the main emitter complexes

In 2022, efforts undertaken in the industrial decarbonization program resulted in the development of the global MAC curve[29] and a decarbonization roadmap. Currently, the global MAC curve has 161 initiatives, 69 of which have been prioritized for study and progress towards maturity, thus composing what we call the Decarbonization roadmap.

Energy efficiency and electrification are the main pillars of the roadmap, supported by a matrix rich in renewable energy and low-carbon fuels. Today, the roadmap has a reduction potential of 3.4 million tons of CO₂e, made up of initiatives of different degrees of maturity.

2.	Bio-based investments and initiatives:

The Company has a commitment to reach 1.0 million tons of bioproduct production capacity by 2030. In this regard, the following projects stand out:

a.	Expanding green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul

Expansion of current green ethylene production capacity from 200 kta to 260 kta using ethanol feedstock derived from sugarcane. In 2022, US$60 million were disbursed and, since the project’s launch, the Company has disbursed US$73 million, with construction reaching 86% completion.

b.	Building a new green ethylene plant in Thailand (MOU with SCG Chemicals)

Execution of a memorandum of understanding with SCG Chemicals to conduct feasibility studies for a joint investment in the construction of a new green ethylene plant in Thailand.

[29] Marginal Abatement Cost Curve

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c.	Joint licensing of green ethylene technology (partnership with Lummus Technology)

Partnership to develop and license Braskem's technology for the production of green ethylene. The partnership (i) brings complementary expertise to accelerate Braskem's commitment to reach 1.0 million tons of Green products production capacity by 2030; (ii) expands the geographic reach of green ethylene production technology globally; and (iii) in addition to accelerating the use of bioethanol for chemicals and plastics.

d.	Joint-Venture to the production and commercialization of bioMEG[30] and bioMPG[31] (partnership with Sojitz)

Joint-Venture (JV), Sustainea, formed by Sojitz and Braskem, to produce bioMEG and bioMPG from sustainable raw materials. The business plan foresses the implementation of three industrial plants, with the first unit starting operations in 2025. The expectation is that, once the technology is approved, the plants will have a combined production capacity of up to 700 thousand tons per year of bioMEG.

3.           Recycling investments and initiatives:

The Company has the goal of increasing the sales volume of recycled products. By 2025, Braskem's goal is to expand its portfolio to reach 300,000 tons of products with recycled content and to grow to 1.0 million tons by 2030. Additionally, the Company seeks to prevent 1.5 million tons of plastic waste from being sent to incineration, landfills, or deposited in the environment by 2030.

a.	Construction of first chemical recycling unit in Brazil

Partnership with Valoren to the construction of the first chemical recycling unit in Brazil, which will chemically transform, via pyrolysis, plastic waste into circular feedstock, enabling the production of 6,000 tons per year of circular products.

[30] Monoethylene Glycol

[31] Monopropylene Glycol

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MANAGEMENT REPORT 2022

b.       Partnership for the development of recycling technology (partnership with Terra Circular)

Joint-Venture (JV), headquartered in the Netherlands, with Terra Circular. The company, which will be controlled by Braskem, seeks the development a technology capable of converting low-quality plastic waste into final products.

c.       Acquisition of equity interest in a recycling company

In February 2023, Braskem completed the process of acquiring shares and subscribing to new shares issued by Wise Plásticos S.A. (“Wise”), a Brazilian company in the mechanical recycling sector, now holding a 61.1% equity interest in Wise. In this context, Braskem disbursed approximately R$138 million, considering the usual adjustments for this type of transaction, of which a relevant part will be invested directly in Wise to double its current production capacity to around 50,000 tons by 2026.

5.	ESG

Since its creation in 2002, Braskem has been committed to ESG principles. Through its strategy, Braskem works to prevent and mitigate risks and to capture business opportunities associated with environmental, social and governance aspects, which is aligned with its purpose of improving people’s lives and the planet by creating sustainable and innovative solutions based on chemicals and plastics, working jointly with the entire value chain.

In 2020, based on its Sustainable Development strategy and its materiality matrix, Braskem defined its second cycle of long-term commitments, which consists of 7 macro-objectives, with a special focus on combating climate change, elimination of plastic waste and social responsibility and human rights. Additionally, it is worth noting that the Company continues to make progress in implementing its sustainable development strategy and, at the end of 2022, 31% of its 2020-2030 commitments were met.

5.1 ENVIRONMENTAL

HIGHLIGHTS

▪	Voqen Energia: in September, Braskem announced to the market the launch of Voqen Energia Ltda., a wholly owned subsidiary of the Company. An electricity and natural gas trader, the company leverages business opportunities by working collaboratively to create competitive solutions that accelerate the sustainable energy transition of Braskem and the industry.
▪	Materiality Matrix Review: in line with the Global Reporting Initiative (GRI), Braskem reviewed its materiality matrix considering environmental, social, economic and governance aspects. This review involved consulting more than 1,200 internal and external stakeholders and, as a result, 21 material topics for Braskem were prioritized by the Company.

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MANAGEMENT REPORT 2022

▪	Climate adaptation: in 2022, the Company completed the review of its climate risks for 2030 and 2050, which analyzed its physical and transition risks and opportunities considering the different climate scenarios. The study included scenarios that limit the average temperature increase to 2 °C at the end of the century and meets the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

5.1.1 CLIMATE CHANGE

▪	Commitments 2020-2030: in 2022, Braskem achieved 18.9% of its 2020-2030 commitments related to the macro-objective of Combating Climate Change, with emphasis on (i) the reduction of absolute GHG emissions, scope 1 and 2; (ii) increase in purchased electricity; and (iii) reduction of climate risks classified as high.
▪	MAC curve development: in 2022, the Company mapped potential projects for achieving its emissions reduction commitments through the development of a MAC curve, which supported decisions on the route of initiatives of the Industrial Decarbonization Program.
▪	Renewable energy (Europe): Braskem Europe implemented an energy strategy for purchase renewable energy for 100% of its electricity consumption between 2022 and 2024. With this strategy, a reduction in scope 2 greenhouse gas emissions is projected for these units during this period.
▪	Renewable energy (EUA): in october, Braskem in the United States signed a renewable energy purchase agreement for a period of 10 years for the plants in Neal, in West Virginia, starting supply at the end of 2024 and guaranteeing the reduction of GHG emissions, scope 2.

5.1.2 CIRCULAR ECONOMY

In February, Braskem announced the acquisition of a minority stake in Nexus Circular LLC, a company that operates in chemical recycling. Additionally, in July, the companies announced a ten-year agreement for the supply of raw materials for the production of circular PP certified by Braskem.

In October, the Company launched Wenew, a new circularity ecosystem that encompasses circular products (resins and chemicals), environmental education and proper disposal initiatives, technologies and circular design. Wenew is an umbrella brand, which has a variation called Wemove, which embraces the pillars of education, technology and circular design.

Over the course of 2022, sales of the recycled product portfolio increased (+144%) compared to 2021, due to: (i) expansion of product portfolio; (ii) growth in the client sales base; and (iii) stronger demand for products with recycled content.

Finally, with regard to the macro-objective of Plastic Waste Elimination, the Company achieved 3.3% of its 2020-2030 commitments.

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5.2 SAFETY AND SOCIAL RESPONSIBILITY

5.2.1 HEALTH AND SAFETY

To Braskem, safety is a nonnegotiable value. In 2022, the Company reached 30.6% related to the Health and Safety macro-objective of its commitments for 2030, highlighted on the reduction in the CAF + SAF accident rate, the lowest in the last six years.

5.2.1.1 OCCUPATIONAL SAFETY

In 2022, the lost-time and recordable injury frequency rate, considering both Team Members and Partners, was 0.85 (events per million hours worked), or 1% lower than in 2021. This is the lowest rate of the last six years and the reduction due to advances in the human reliability program and Management of Service Providers, related to the publication of the management procedure for HES for Contractors (Brazil) that was revised after administering training to around 250 leaders.

5.2.1.2 PROCESS SAFETY

The Tier 1 and 2 process accident rate was 0.43 (events per million hours worked), 34% higher than in 2021, the second lowest rate (Tier 1 + Tier 2) ever registered by the Company. The Tier 1 accident rate (per million hours worked) was 0.08 in 2022, corresponding to a 14% increase in relation to 2021. The result keeps Braskem on par with its peers in the global chemical industry considered industry references in safety. Meanwhile, the Tier 2 accident rate per million hours worked in 2022 was 0.35, compared to 0.21 in 2021, representing an increase of 67% and the Company’s second best result of the last five years (2018-22).

5.2.1.3 OCCUPATIONAL HEALTH AND HYGIENE

Braskem continuously develops health promotion and disease prevention actions in synergy with the P&O, Occupational Safety and Occupational Hygiene area, such as: (i) preventive campaigns; (ii) performance of complementary exams with the objective of early detection of diseases; (iii) annual flu vaccination in all units and offices. Some units also offer psychological, nutritional and physical activity stimulation services with physical educators. Our units in the south of the country have gyms, a rehabilitation and pilates center, in addition to dental care. In 2022, Braskem began building a Global Comprehensive Health and Wellness Program. The program will define a conceptual model on the subject, will integrate global actions and will have indicators so that we can promote well-being and transform Members into protagonists of changing their lifestyle.

5.2.2 SOCIAL RESPONSIBILITY & HUMAN RIGHTS

In 2022, regarding the Social Responsibility and Human Rights macro-objective, the Company reached 35.1% of the commitments for 2030, with emphasis on (i) the reputation indicator in communities; (ii) diversity, equity and inclusion indicators with the increase in women in leadership positions and black people in the Company; and (iii) the management of human rights risks in the value chain.

Additionally, the Company invests in the continuity and expansion of health and well-being initiatives. Thus, in 2020, Braskem created the Well-Being Thermometer to assess the level of well-being, engagement and satisfaction of Members with their work, achieving in 2022 a record score (4.17 out of 5 points) on the Well-Being Thermometer in three years.

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In 2022, as a result of the Human Rights Due Diligence initiated in 2021, human rights risks were also incorporated into the Business Risk Matrix (ERM), as well as the development of action plans for each of them.

5.2.2.1 PEOPLE & ORGANIZATION

The Company ended 2022 with 8,668 team members, a 4% increase from 2021. The turnover rate remained stable and the voluntary turnover rate increased 0.3 p.p. in 2022. Investments in training programs amounted to R$20.0 million, up 87% from 2021 (R$10.7 million).

Post-employment benefits

▪	Brazil: 93.5% of employees of the Company participate in the pension plan that pays pension and retirement amounts that complement the amounts paid by the Brazilian government’s official pension system. In addition to the pension plan, the Company employees and their dependents have health and dental care assistance.
▪	United States: Braskem America manages a closed defined benefit pension plan, with the participation of 36 active members in 2022. Braskem America also offers its employees the option to participate in various benefit plans involving health and wellness, including health care, dental care, life insurance and assistance in the event of disability.
▪	Europe: in Germany, there are 52 active participants in the new pension plan and 107 active participants in the pension plans available in Germany. In the Netherlands, there are 138 active participants in the plan. In addition, Braskem offers its employees the possibility to participate in benefit plans, including pension plan, life insurance and assistance in the event of disability.
▪	Mexico: in 2022, the government’s pension plan benefited all 959 active team members of the Company. As of end-2022, 433 of 959 team members were part of the plan. Braskem Idesa also offers other benefits, including savings plan, meal vouchers, food vouchers, cafeteria, as well as life insurance and health insurance.

Diversity, Equity & Inclusion

In 2022, the Company published its Global DE&I Directive, which was drafted in 2021 and became a strategic guiding principle over the course of the year. To support the effort, various workshops were held in Brazil, United States, Mexico and Europe & Asia that focused on the commitments undertaken when formalizing the sustainable development strategy.

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In the offices in Brazil, the Company reached 34.2% of women in leadership positions, 36.3% of black people and 22 people with disabilities in the offices. In addition, the Neurodiversity program was expanded, resulting in the hiring of 9 third-party professionals with autism. Also in this region, a census was carried out to map and welcome members with disabilities, and an accessibility study was conducted at the offices in São Paulo and Salvador with a specialized consultancy to adapt the Company's facilities to receive these professionals.

In 2022, in Brazil and the United States, the Racial Self-Declaration Campaign was held, which was optional. In Brazil, the Company offered support training on self-declaration for all team members and in various formats, with 94% of employees participating in the campaign and the number of Blacks increasing from 30.8% to 36.6%. In the United States, the campaign registered the participation of 92.6% of team members and the percentage of them self-identifying as Black or Afro-American reached 6.8%.

The Company placed third in the CIEE– Best Internship Programs Awards, a ranking based on an impartial survey through which interns evaluate their own internship programs. The recognition was received in the 13th CIEE– Best Internship Programs Awards, based in the experience of the interns of over 250 companies and government agencies.

5.2.2.2 CORPORATE SOCIAL RESPONSIBILITY

In 2022, around R$33.3 million (US$6.5 million) was directed to Private Social Investments and donations on a global scale, with 153 social initiatives in Brazil, Mexico, United States and Europe, benefiting directly more than 610,000 people.

▪	Emergency Donations: during 2022, five emergency actions were conducted to support families in Bahia, Petrópolis and Maceió due to the heavy rains that hit these regions, with over 121,000 people benefitting from the donations, which totaled R$3.3 million.
▪	Ser+ Project: the goal is to foster development of the urban solid waste recycling production chain. In 2022, the program expanded its operation to the Duque de Caxias region of Rio de Janeiro, which means that it now covers all five regions in which Braskem operates. The effort benefitted 30 cooperatives and their over 900 members.
▪	Plastitroque Project (BRA): works to highlight the importance of recycling, raise awareness and promote the proper disposal of plastic waste. In 2022, 18 editions were held in the 5 states where Braskem has operations, with 33 tons of plastic collected and over 6,400 people and 18 cooperatives benefitted.
▪	Plastianguis (MEX): promotes responsible consumption, plastic recycling and processing through the creation of infrastructure for the collection of plastic waste. The public can exchange plastic waste for school materials and food staples, as well as products for pets. In all, 197 tons of plastic were collected and 10,000 people were benefitted directly.
▪	Volunteer Program: in 2022, crowdsourcing efforts were conducted for the cleanup and revitalization of a recycling cooperative in partnership with BASF in São Paulo and Salvador and with the Alliance to End Plastic Waste (AEPW) in Singapore. Braskem volunteers also engaged in campaigns for emergency donations to support communities hit by flooding in Bahia and Petrópolis, Rio de Janeiro, as well as for donations to the Together against Hunger Campaign of the NGO Ação da Cidadania. All campaigns were supported by matchfunding from Braskem, which multiplied by fivefold the donations of its team members.
o	Total number of volunteers: 1,422 (1,091 team members and 331 guests)
o	Number of people benefited: 37,188

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5.3 GOVERNANCE

HIGHLIGHTS

▪	Sustainable Development Advisory Board: the Company created an external sustainable development advisory board formed by four independent experts selected based on their experience and diversity of backgrounds. Two meetings were held in 2022 in which topics involving Climate Change and the Circular Economy were discussed.
▪	ISO 3700125 Certification: in 2022, Braskem guaranteed the maintenance of the ISO 37001 Certificate. Such audits, carried out by a company specialized in certification and auditing, take place annually during the validity of the certificate (3 years).
▪	Audit and Internal Controls: 25 projects were concluded, resulting in 128 opportunities and 204 action plans agreed upon with the business areas.

5.3.1 CORPORATE GOVERNANCE

In 2022, the Board of Directors monitored, discussed and approved investments, in line with the 2030 and 2050 sustainability commitments assumed by Braskem, with the objectives of accelerating the development of the chain, leveraging recycling and establishing businesses focused on sustainable development.

In the Ordinary and Extraordinary Shareholders' Meeting held in April 2022, the election of the Company's Board of Directors was approved, with a term of 02 years, renewable, composed of 45% of independent members, out of a total of 11 directors.

Throughout 2022, the Board of Directors revised its Internal Regulations and one of its Advisory Committees. In the period, with the aim of adopting best practices, changes to the following Policies were approved: (i) Investments; (ii) Insurance; (iii) Privacy and Data Protection; (iv) Risk Management; (v) Disclosure of Information and Trading of Securities; (vi) Financial; and (vii) Transactions with Related Parties. In the second half of 2022, the Board of Directors analyzed and approved the new cycle of its evaluation process, improving its procedures, in addition to hiring an independent consultancy to carry out the evaluation.

The Board of Directors, supported by its Advisory Committees, also discussed in 2022, as part of its annual agenda, the Company's Strategic Direction, covering macroeconomic trends and energy and petrochemical scenarios, as well as the portfolio of main initiatives related to Braskem's strategic pillars.

5.3.2 COMPLIANCE

Braskem achieved the best performance in the 2021/2022 cycle of the Integrity, Prevention and Anti-Corruption Indicator of the Ethos Institute, becoming a reference in 12 of 13 pillars addressed by the questionnaire. The Company's assessment was 9.9 points (out of 10 points) and is above the industry average (7.4 points).

The Company also conducted the 5th Global Compliance Survey, in which team members voluntarily showed their understanding about topics related to Compliance so that the area can identify opportunities for actions in the following cycles. The survey showed an increase in trust and security regarding the Ethics Line Channel, as well as an overall perception of the benefits of the Compliance System and of the risk management process and business continuity plan.

In addition, Braskem advanced in implementing improvements in the Global Privacy and Data Protection Program. The initiatives included: mapping personal data, formulating and revising data governance procedures, updating international data transfer agreements, conducting internal committee on privacy and training key people.

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MANAGEMENT REPORT 2022

As part of the dedicated efforts to improve processes and Internal Controls, the Company was able to remediate the only material deficiency reported in its previous annual report, which was related to the product shipment process.

5.3.3 EXTERNAL AUDIT

The Board of Directors selects the Company’s independent auditors and, when the Company contracts services other than external audit from its auditors, it complies with its Policy on Engaging Independent Auditors in order to preserve the auditor’s independence. The Compliance and Statutory Audit Committee (“CCAE”) approves the engagement of Independent Auditors for Extra Audit Services.

Permitted Extra Audit Services are those that fully meet and do not compromise the basic principles of autonomy of Independent Auditors to perform External Audit Services (e.g., not auditing their own work, not performing management functions or creating conflict of interests), which must be confirmed through a letter issued by the Independent Auditors. Extra Audit Services that may threaten the independence to carry out the External Audit Services are not permitted in accordance with the Independent Auditors Hiring Policy.

Since February 5, 2020, Grant Thornton Auditores Independentes is responsible for providing independent audit services, in accordance with CVM rules, for fiscal years 2020 to 2022. In addiction, since January 01, 2018, KPMG Auditores Independentes is responsible for providing independent audit services in accordance with SEC rules, for the fiscal years 2018 to 2022.

6.	SUSTAINABLE INNOVATION

Innovation is a strategic pillar of Braskem's operations, once the improvement of existing technologies and the development of disruptive technologies are fundamental for decarbonization projects in industrial operations and the effective return of plastic waste to the chain in an economically viable way, in line with the commitments assumed by the Company for sustainable development.

To this end, in line with the continued development of the petrochemical industry and the plastics chain, Braskem has an Innovation team with 360 Members dedicated to the theme. In addition, the Company has state-of-the-art laboratories and pilot plants to enable research that supports our customers and their needs today, but also looking to 2025, 2030 and 2050:

•	2 technology and innovation centers (Triunfo-BR and Pittsburgh-USA)
•	2 polymer technical centers (Wesseling-GER and Coatzacoalcos-MX)
•	1 process technology development center (Mauá-BR)
•	1 renewable chemical research center (Campinas-BR)

At the end of 2022, Braskem's portfolio had 179 projects in innovation and technology. Of these, 131 projects were evaluated in relation to the Sustainability Index[32], with 111 projects classified as having a positive impact, which represents a Sustainability Index of 85%. The positive impacts of these initiatives are related to: water and/or energy savings, chemical safety (process/product), greenhouse gas emissions and circularity.

With regard to expenses and investments related to innovation and technology projects, Braskem allocated R$514 million to these initiatives. Through these investments, it was possible to evolve the portfolio of PP grades for the automotive sector in Brazil, the USA and Europe, as well as the launch of the new PE grade for pipes used in the transport of large-diameter drinking water. The use of PE in this application helps to reduce water losses, since there is less tendency for leaks in pipes with plastic. In addition, there was also the launch of a new PP grade for home appliances in the USA. All these products are designed for durable applications, which contributes to greater sustainability in terms of reducing plastic waste in the environment.

[32] The Sustainability Index makes it possible to qualitatively assess R&T projects in 5 topics: water, energy, GHG emissions, chemical safety and circularity.

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MANAGEMENT REPORT 2022

Additionally, Braskem has developed 5 Innovation and Technology (I&T) platforms focused on circular and low-carbon product solutions: biomass into chemical products, recycling, next-generation process and conversion of CO₂ into chemical products.

•	Biomass to Chemicals: technologies for converting plant-based raw materials into chemicals, materials and other value-added products.
•	Substitution of materials: technology and product solutions to replace existing materials.
•	Recycling: technologies for converting plastic waste into value-added products. It includes chemical and mechanical recycling technologies and processes.
•	Next Generation Process: new processes and technologies for existing and future assets that improve carbon and energy yields and create performance differentiation.
•	CO2 to Chemicals: technologies to directly convert CO₂ into chemicals, materials and other value-added products. It includes catalytic and biotechnological solutions.

The Company also developed projects based on bilateral partnerships with universities such as Senai[33], UFRJ[34] and FCC[35], aimed at developing technologies related to the chemical recycling process. Another example is the partnership with the University of Illinois for the development of a membrane to capture and use carbon. Regarding open innovation, it is worth mentioning the partnership with Greentown Labs, which offers the resources and support necessary for the development of more than 200 startups in the US states of Massachusetts and Texas.

Another initiative was the launch of Cazoolo, Braskem's Circular Packaging Design hub, with the objective of boosting and accelerating the circularity of plastic packaging. In this space, Braskem seeks to develop partnerships with consumer brands, clients, designers and startups to create new plastic packaging solutions oriented towards the Circular Economy. In 2022, the investment was R$20 million.

Finally, also in 2022, Braskem launched Oxygea Ventures as a result of its digitalization process, a company with the objective of leveraging the work of startups that work in sustainable innovation and digital transformation for the chemical industry. The hub will receive an investment of US$ 150 million for the development of new businesses in up to five years. And, above all, its performance is strongly connected with the fulfillment of the public commitments assumed by Braskem in the sense of reducing carbon emissions and increasing the plastic recycling rate.

7.	CAPITAL MARKETS & INVESTOR RELATIONS

On December 31, 2022, Braskem’s share capital amounted to R$8,043,222,080.41, divided into 797,207,834 shares, as shown in the following table. Its common shares, class “A" preferred shares and class “B" preferred shares trade on the Sao Paulo Stock Exchange (B3), under the stock tickers “BRKM3,” “BRKM5” and “BRKM6,” respectively.

[33] Serviço Nacional de Aprendizagem Industrial (National Industrial Apprenticeship Service)

[34] Universidade Federal do Rio de Janeiro (Federal University of Rio de Janeiro)

[35] Fabrica Carioca de Catalisadores (Carioca Catalysts Factory)

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MANAGEMENT REPORT 2022

On the New York Stock Exchange (NYSE), its shares trade through the Level II ADR Program, under the ticker “BAK.” On the Madrid Stock Exchange, the shares trade through the Latibex Program, under the ticker “XBRK.”

In 2022, there were no material changes in the ownership structure of the Company in the year, such as capital increases, stock splits, reverse stock splits, bonus shares or capital decreases.

▪	B3 (Level I Corporate Governance) – BRKM5 & BRKM3 STOCK PERFORMANCE[36]

The Bovespa Index (Ibovespa), the main stock index of the B3, ended 2022 with an increase of 4.8%, considering the closing level of the index on December 29, 2022. The main factors explaining index’s positive performance were (i) the outperformance of the Brazilian stock exchange in comparison with global stock exchanges; (ii) very attractive entry multiples; and (iii) an increase in foreign investor inflows.

Braskem’s common shares (BRKM3) closed the year quoted at R$25.27 per share, down 53.7% from end-2021. The class "A" preferred shares (BRKM5) also depreciated, by 57.1%, in relation to the close of 2021, ending the year at R$23.76 per share. The loss in Braskem stock in 2022 was influenced mainly by: (i) uncertainties regarding the global economy and the conflict between Russia and Ukraine; (ii) inflationary pressures in all regions, causing a slowdown in global consumption; and (iii) declines in the international price references of products resulting in lower operating margins over 2023.

In the year, the highest one-day gains in the shares BRKM3 and BRKM5 were 10.0% and 20.4%, respectively, in the trading session on November 11, 2022.

The highest one-day losses registered in the shares BRKM3 and BRKM5 were 7.3% and 7.2%, respectively, in the trading sessions of August 1, 2022 and June 17, 2022.

The shares BRKM3 registered average daily financial trading volume of R$536 thousand, compared to R$1,292 thousand in 2021, representing a decrease of 58.5%. The stock’s high in the year was R$63.90 per share, on January 3, 2022, and its low was R$23.21 per share, on December 19, 2022.

In the year, average daily financial trading volume in BRKM5 decreased by 38.6% in relation to 2021, from R$175.5 million to R$107.7 million per day. The stock’s high during the year was R$54.64 per share, on January 3, 2022, and its low was R$23.22 per share, on December 19, 2022.

▪	LEVEL II ADR PROGRAM – New York Stock Exchange (BAK) [37]

In 2022, the ADRs representing the class “A" preferred shares registered a decrease of 56.4% in relation to 2021. The stock’s high during the year was US$20.82 per ADR, on February 7, 2022, and its low was US$8.57 per ADR, on December 19, 2022. Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

[36] The stock prices of BRKM5, BRKM3 and BAK, as well as their fluctuations, are adjusted by share-based payments.

[37] The stock prices of BRKM5, BRKM3 and BAK, as well as their fluctuations, are adjusted by share-based payments.

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MANAGEMENT REPORT 2022

ANNEX I

Consolidated Income Statement

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ANNEX II

Consolidated Recurring EBITDA Calculation

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ANNEX III

Consolidated Balance Sheet

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.